SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35131; File No. 812-15488

Barings Corporate Investors, et al.

February 14, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Barings Corporate Investors, Barings Global Short Duration High Yield Fund, CI Subsidiary Trust, Barings Participation Investors, PI Subsidiary Trust, Barings LLC, Massachusetts Mutual Life Insurance Company, C.M. Life Insurance company, Barings Finance LLC, Tower Square Capital Partners IV, L.P., Tower Square Capital Partners IV-A, L.P., Barings BDC, Inc., Energy Hardware Holdings, Inc., SIC Investment Holdings LLC, Barings Private Credit Corporation, Barings Capital Investment Corporation, BCIC Holdings, Inc., Barings Private Equity Opportunities and Commitments Fund, Barings Global Credit Fund (LUX) – Segregated Loan Account 5, Barings Segregated Loans 5 S.À R.L., BAYVK R Private Debt SCS, SICAV-FIS, BAYVK R PD 1 Loan S.À R.L., Barings Umbrella Fund plc – Barings

European High Yield Bond Fund, Barings Global Investment Funds plc – Barings European Loan Fund, Barings European Loan Limited, BCF Europe Funding Limited, BCF Senior Funding I Designated Activity Company, BCF Senior Funding I LLC, MassMutual Global Floating Rate Fund, Barings Umbrella Fund plc – Barings Global High Yield Bond Fund, Barings Global Investment Funds 2 plc – Barings Global High Yield Credit Strategies Fund, Barings Global High Yield Credit Strategies Limited, Barings Global Investment Funds plc – Barings Global Loan Fund, Barings Global Loan Limited, Barings Global Credit Fund (LUX) – Barings Global Private Loan Fund, Barings Global Private Loans 1 S.À R.L., Barings Umbrella Fund plc – Barings Global Senior Secured Bond Fund, Barings CMS Fund, LP, Barings Umbrella Fund plc – Barings U.S. High Yield Bond Fund, Barings Direct Lending 2018 LP, Barings European Direct Lending 1 L.P., Barings European Direct Lending 1 S.À R.L., Barings Global Credit Fund (LUX) – Barings European Private Loan Fund II, Barings European Private Loans 2 S.À R.L., Barings Global Credit Fund (LUX) – Barings European Private Loan Fund III, Barings European Private Loans 3 S.À R.L., Barings Global Credit Fund (LUX) – Barings European Private Loan Fund III (A), Barings European Private Loans 3A S.À R.L., Barings Global Investment Funds plc – Barings Global Loan and High Yield Bond Fund, Barings Global Loan and High Yield Bond Limited, Barings Global Investment Funds plc - Barings Global Loan Select Responsible Exclusions Fund, Barings Global Loan Select Responsible Exclusions Limited, Barings Global Credit Fund (LUX) – Barings Global Private Loan Fund 2, Barings Global Private Loans 2 S.À R.L., Barings Global Credit Fund (LUX) – Barings Global Private Loan Fund 3, Barings Global Private Loans 3 S.À R.L., Barings Global Private Loan Fund 4 SCSp, Barings Global Private Loans 4 S.À R.L., Barings Global Private Loan Fund 4(S) SCSp, Barings Global Private Loans 4(S) S.À R.L., Barings Global Credit Fund (LUX) – Segregated

Loan Account 3, Barings Segregated Loans 3 S.À R.L., Barings Global Credit Fund (LUX) – Segregated Loan Account 1, Barings Segregated Loans 1 S.À R.L., Barings Global Credit Fund (LUX) – Segregated Loan Account 2, Barings Segregated Loans 2 S.À R.L., Barings Global Investment Funds plc - Global Private Loan Strategy Fund 1, Barings Global Private Loan Strategy 1 Limited, Barings Global Credit Fund (LUX) – Segregated Loan Account 4, Barings Global Credit Fund (LUX) – Segregated Loan Account 6, Barings Segregated Loans 6 S.À R.L., Barings SLA 6 LLC, Barings SS4 (LUX) LLC, Barings Umbrella Fund (LUX) – Barings Global Special Situations Credit Fund 4 (LUX) Fund, Barings Global Special Situations Credit 4 (LUX) S.À R.L., Barings Global Credit Fund (LUX) – Barings Global Special Situations Credit Fund 3, Barings Global Special Situations Credit 3 S.À R.L., Barings Global Umbrella Fund - Barings Developed and Emerging Markets High Yield Bond Fund, Barings - MM Revolver Fund LP, Barings North American Private Loan Fund (Cayman)-A, L.P., Barings North American Private Loan Fund, L.P., Barings North American Private Loan Fund (Cayman), LP, Barings Small Business Fund, L.P., Barings Middle Market CLO Ltd. 2017-I, Barings CLO Ltd. 2018-I, Barings CLO Ltd. 2018-II, Barings CLO Ltd. 2018-III, Barings CLO Ltd. 2018-IV, Barings Middle Market CLO Ltd. 2018-I, Barings CLO Ltd. 2019-I, Barings CLO Ltd. 2019-II, Barings CLO Ltd. 2019-III, Barings Middle Market CLO Ltd. 2019-I, Barings CLO Ltd. 2020-1, Barings CLO Ltd. 2020-IV, Barings CLO Ltd. 2021-I, Barings CLO Ltd. 2021-II, Barings CLO Ltd. 2021-III, Barings Middle Market CLO Ltd. 2021-I, Barings CLO Ltd. 2016-II, Babson CLO Ltd. 2014-I, Barings CLO Ltd. 2015-I, Barings CLO Ltd. 2016-I, Barings CLO Ltd. 2017-I, Barings U.S. High Yield Collective Investment Fund, MassMutual High Yield Fund, MassMutual Ascend Life Insurance Company, MassMutual Trad Private Equity LLC, Barings Global Investment Funds plc - Global Multi-Credit Strategy Fund 1, Barings Global Multi-Credit

Strategy 1 Limited, Barings Global Investment Funds 2 plc - Global Multi-Credit Strategy Fund 3, Barings Global Multi-Credit Strategy 3 Limited, Barings Global Investment Funds plc - Global Multi-Credit Strategy Fund 4, Barings Global Multi-Credit Strategy 4 Limited, BME SCSp, BME Investment S.À R.L., Barings North American Private Loan Fund II (Cayman)-A, LP, NAPLF (Cayman)-A Senior Funding I LLC, Barings North American Private Loan Fund II (Cayman), L.P., NAPLF (Cayman) Senior Funding I LLC, Barings North American Private Loan Fund II (Unlevered), L.P., NAPLF Senior Funding I LLC, NAPLF (Cayman)-A Senior Funding II LLC, NAPLF (Cayman) Senior Funding II LLC, OTPP - BNAPLF II LP, OTPP - BNAPLF II Funding LP, Barings Global Special Situations Credit Fund 4 (Delaware) L.P., Tryon Street Funding III Ltd., Barings Global Investment Funds plc - European Loan Strategy Fund 1, Barings European Loan Strategy 1 Limited, BPC Funding LLC, and BPCC Holdings, Inc.

Filing Dates: The application was filed on July 20, 2023, and amended on October 25, 2023 and December 4, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing.   Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on March 11, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.   Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Jill Dinerman, Chief Legal Officer, Barings LLC at jill.dinerman@barings.com.

FOR FURTHER INFORMATION CONTACT: Matthew Cook, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated December 4, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.